Exhibit 1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on September 20th 2012

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Perion Network Ltd. (the “Company”) that an Annual General Meeting of the Shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on September 20th 2012, at 16:00 local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.           TO VOTE ON THE PROPOSAL TO REELECT Mr. Avichay Nissenbaum as one of the external directors of the Company for an additional three year term (commencing on the date of the Meeting).

2.           TO VOTE ON THE PROPOSAL TO ELECT  Mrs. Adi Soffer Teeni to be a director for a three year term (commencing on the date of the Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2015 and the due election of her successor).

3.           TO VOTE ON THE PROPOSAL TO REELECT Mrs. Tamar Gottlieb as a director for an additional three year term (commencing on the date of the Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2015 and the due election of her successor).

4.           TO VOTE ON THE PROPOSAL TO RE-APPOINT Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2012 and to authorize the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company's Board of Directors.

5.           TO REVIEW the Company's Annual Report and financial statements for the year ended December 31, 2011, and to transact such other business as may properly come before the Meeting.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on August 14th 2012 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope.  A duly executed proxy card must be received by the Company not later than the close of business on September 19th 2012 in order to be counted in the vote to be held in the Meeting.  You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on September 19th 2012, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting. If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.

Please review the accompanying proxy statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mrs. Limor Gershoni Levy, the Company's Corporate Secretary and General Counsel, at +011-972-3-7696100.

YOUR VOTE IS VERY IMPORTANT. EXCEPT FOR THE MATTER SPECIFIED IN PROPOSAL 1 WITH RESPECT TO THE RE-ELECTION OF AN EXTERNAL DIRECTOR, THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY ARE REQUIRED TO APPROVE ALL THE OTHER MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE. WITH RESPECT TO THE RE-ELECTION OF AN EXTERNAL DIRECTOR, A SPECIAL MAJORITY IS REQUIRED FOR SUCH PROPOSAL, AS DESCRIBED IN THE ATTACHED PROXY STATEMENT.  THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: August 9th 2012

PROXY STATEMENT

Perion Network Ltd.
4 HaNechoshet Street
Tel Aviv 69710
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on September 20th 2012

This proxy  is being solicited by our Board of Directors for use at our Annual General Meeting of shareholders to be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on September 20, 2012 , at 16:00 (local time), or at any adjournment thereof (the “Meeting”). The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is the close of business in New York on August 14, 2012. As of August 8th 2012, we had outstanding and entitled to vote 9,988,930, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Annual General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Annual General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE ORDINARY SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE PROPOSALS RECOMMENDED BY OUR BOARD OF DIRECTORS AS SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

Each of the proposals to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals. However, with respect to Proposal Number 1, pursuant to the Israeli Companies Law, 5759 (the “Companies Law”) the election of an external director will require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as either:

•	the majority of shares voted for the election includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the meeting (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 1 (please see the definition of the term “Personal Interest” below under the description of such proposal). If any shareholder casting a vote in connection hereto does not notify us as to whether or not they have a Personal Interest with respect to Proposal 1 their vote with respect to such proposal will be disqualified.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on September 19th, 2012, or (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

Proxies are being mailed to shareholders on or about August 15th, 2012, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange, or TASE, may either vote their shares in person at the Meeting by presenting as proof of ownership of the shares a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000, or send such certificate along with a duly executed proxy to the Company at 4 HaNechoshet Street, Tel Aviv 69710, Israel, Attention: Corporate Secretary.

This proxy statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”) which are also available to the public at the Israel Securities Authority’s website at: www.magna.isa.gov.il, as more fully described in this proxy under the caption "Where to Find More Information". We encourage you to read the entire proxy statement carefully.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of August 8th 2012, concerning (i) the only persons or entities known to the Company to own beneficially approximately 5% or more of the Company’s outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and officers as a group. The percentages below are based on 9,988,930 Ordinary Shares outstanding as of August 8th 2012:

	Shares Beneficially Owned
	Number		Percent
5% Shareholders
Ofer Adler	716,956	1	7.1%
Yaron Adler	721,232		7.2%

Directors and officers as a group (12 persons)	695,871	2	6.7%

1Includes 50,000 options held by Mr. Ofer Adler, which are currently exercisable into 50,000 Ordinary Shares of the Company.

2Includes 368,333  options that are either currently exercisable or will become exercisable within 60 days after the date of this proxy statement.

MARKET PRICE DATA

The following table shows, for the periods indicated, the highest and lowest closing sale prices of our Ordinary Shares as reported on the Nasdaq Global Market and the Tel Aviv Stock Exchange (as of July 31st 2012):

	Nasdaq Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)

2011
Third Quarter	7.75	4.54	26.63	17.39
Fourth Quarter	5.57	3.54	20.45	12.93

2012
First Quarter	5.55	4.01	21.00	14.70
Second Quarter	5.13	3.87	19.07	14.71

Most recent six months
February 2012	5.55	5.02	21.00	17.86
March 2012	5.44	5.08	20.60	18.32
April 2012	5.13	4.66	19.07	17.30
May 2012	4.71	4.04	18.00	15.61
June 2012	4.27	3.87	17.29	14.71
July 2012	5.09	4.21	21.00	16.33

The closing price of our Ordinary Shares, as reported on the Nasdaq Global Market and  the Tel Aviv Stock Exchange on August 8th, 2012, which is the last full trading day before printing of this proxy statement, were $5.17 and NIS 20.79 (equal to $5.22 based on the Bank of Israel representative exchange rate as of such date), respectively.

PROPOSAL ONE

RE-ELECTION OF MR. AVICHAY NISSENBAUM AS ONE OF THE EXTERNAL
DIRECTORS OF THE COMPANY

The board of directors of the Company has nominated Mr. Avichay Nissenbaum for re-election as an external director, to serve for a period of three years, commencing on the date of the Meeting. The other directors of the Company (except in respect of the re-election and election of the directors listed in Proposals TWO and THREE, respectively) shall continue to serve as directors in accordance with the terms of the Company’s articles of association and applicable law.

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors for a three year term. An external director must be elected by the shareholders. The term of office of an external director is three years.

Each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors.

In accordance with the Companies Law a person may be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise, and is otherwise qualified to serve as a director. In addition, at least one of the external directors must have accounting and financial expertise. A person may not serve as an external director, if he or she is a relative of a person controlling the Company, or if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers, to whom he reports directly or indirectly or entities under his or her control, are subject to, have or had any affiliation with the Company, with any entity or person controlling us or with a relative of any entity or person controlling us, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company. Under the Companies Law, "affiliation" is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. An office holder is defined in the Companies Law as any general manager, chief business manager, deputy general manager, vice general manager, or any manager assuming the responsibilities of any of these positions regardless of that person’s title, as well as a director, or a manager directly subordinate to the general manager.

A person may not serve as an external director if that person’s position or other activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Israeli Companies Law. If at the time any external director is appointed, all members of the board who are not controlling shareholders or their relatives are of the same gender, then the external director to be appointed must be of the other gender.

In addition to Mr. Nissenbaum who is nominated for re-election as an external director, Mr. David Jutkowitz who was appointed as an external director on January 6, 2011, continues to serve the Company as an external director. Our board of directors has determined that Mr. David Jutkowitz, who is an independent director (as defined in the NASDAQ Listing Rules) and serves on our audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

In the event that Mr. Nissenbaum should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the person named in the proxy in accordance with their best judgment. The Company is not aware of any reason why Mr. Nissenbaum, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mr. Nissenbaum. The following information is supplied with respect to Mr. Nissenbaum, including his principal occupation in recent years and is based upon the records of the Company and information furnished to it by Mr. Nissenbaum.

Mr. Avichay Nissenbaum was elected to serve an initial three year term as an "external director" in July 2009. Mr. Nissenbaum is a general partner and cofounder of Lool Ventures. Prior to founding Lool, Avichay Nissenbaum was the CEO & Co-founder of Yedda, an AOL company and AOL Israel Country Manager. As co-founder and CEO of Yedda, Inc. Avichay led the company to become a prominent player in the Internet social search space which led to the acquisition by AOL (A Time Warner company Nasdaq:TWX).  Prior to Yedda Avichay co-founded SmarTeam (Acquired by Dassault Systemes, Nasdaq: DASTY), a market leader in the PLM domain (Product Lifecycle Management). With over 20 years of experience in the software industry, through leadership positions in management, sales, business development, marketing, and operations, Avichay serves as a board member for Winbuyer Ltd., ComSleep Ltd. and advises and helps several startups and entrepreneurs. Avichay holds a B.Sc degree in Computer Science and a B.A in Economics.

The Company's board of directors has reviewed the qualifications and expertise of Mr. Nissenbaum and has determined that he possesses the "professional qualifications" as such term is defined in the Companies Law. Mr. Nissenbaum has attested to the board of directors and the Company that he meets all the requirements in connection with the election of external directors under the Companies Law.

Upon his appointment, Mr. Nissenbaum will receive compensation in the form of  the payment of an annual fee of $25,000 and participation fees (per meeting) of $500 per meeting (plus value added tax (“V.A.T.”), if applicable) pursuant to the regulations promulgated under the Israeli Companies Law that govern standardized payments to external directors at  dual-listed companies. In addition, Mr. Nissenbaum will receive an annual grant of options to purchase ordinary shares of the Company pursuant to a grant made to all external directors as approved in the earlier meeting of the shareholders on July 9th 2009.

Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to elect Mr. Avichay Nissenbaum to serve as an external director of the Company for a three year term commencing on the date of the Meeting”.

Pursuant to the Companies Law, the election of an external director will require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as either:

•	the majority of shares voted for the election includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the meeting (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 1 as a condition for his or her vote to be counted with respect to this Proposal 1. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 1, his, her or its vote with respect to this Proposal 1 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

Our board of directors recommends a vote FOR approval of the re-appointment of Mr. Mr. Avichay Nissenbaum as an external director of the Company.

PROPOSAL TWO

ELECTION OF A DIRECTOR

Our Board of Directors generally consists of seven directors, two of whom shall qualify as “external directors” for Israeli law purposes and have been determined by our Board of Directors to qualify as “independent” for Nasdaq Stock Market Purposes as well. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote at meetings of our shareholders at which, directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At this Meeting the term of the first class (Mr. Arik Czerniak and Tamar Gottlieb, who stands for re-election under proposal THREE below) shall expire, and instead of Mr. Arik Czerniak a new director shall be elected to serve for a new three year term.

The Board of Directors of the Company has nominated Mrs. Adi Soffer Teeni for election as a director, to serve for a period commencing on the date of the Meeting and until the annual meeting of shareholders of the Company to be held in the year 2015 and the due election of her successor. The other directors of the Company shall continue to serve as directors in accordance with the terms of the Company’s Articles of Association and applicable law.

In the event that Mrs. Adi Soffer Teeni should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named therein as proxy in accordance with their best judgment. The Company is not aware of any reason why Mrs. Adi Soffer Teeni, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mrs. Adi Soffer Teeni. The following information is supplied with respect to Mrs. Adi Soffer Teeni, including her principal occupation in recent years and is based upon the records of the Company and information furnished to it by Mrs. Adi Soffer Teeni.

Between 2008-2011 Mrs. Adi Soffer Teeni was the Managing Director of 888.com; Between 2002-2007 she was the CEO of the Kidum Group, and between 1998-2001 the CEO of Wall Street Institute School of English in Israel. Mrs. Adi Soffer Teeni holds an MBA from Kellogg Recanati, a Law Degree (L.L.B) from the Tel-Aviv University, and she studied at the International school of Berkely University.

Mrs. Adi Soffer Teeni has attested to the Board of Directors and the Company that she meets all the requirements in connection with the election of directors of publicly traded companies under the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the "Companies Law").

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that Mrs. Adi Soffer Teeni is hereby elected to serve as a director for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2015 and the due election of her successor”.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

Our Board of Directors recommends a vote "FOR" approval of the proposed election of Mrs. Adi Soffer Teeni as a director of the Company.

PROPOSAL THREE

RE-ELECTION OF MRS. TAMAR GOTTLIEB
AS A DIRECTOR OF THE COMPANY

The board of directors of the Company has nominated Mrs. Tamar Gottlieb for re-election as a director, to serve for a period commencing on the date of the Meeting and until the annual meeting of shareholders of the Company to be held in the year 2015 and the due election of her successor. The other directors of the Company (except in respect of the election of directors listed in Proposal One and Three) shall continue to serve as directors in accordance with the terms of the Company’s articles of association and applicable law.

In the event that Mrs. Gottlieb should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the person named in the proxy in accordance with their best judgment. The Company is not aware of any reason why Mrs. Gottlieb, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mrs. Gottlieb. The following information is supplied with respect to Mrs. Gottlieb, including her principal occupation in recent years and is based upon the records of the Company and information furnished to it by Mrs. Gottlieb.

Tamar Gottlieb has served as our director since 2001 and became Chair of the Board of Directors on February 3, 2006, the closing date of our initial public offering. She is a Managing Director of Harvest Capital Markets Ltd., an investment banking and financial consulting firm that she founded in January 2001. Prior to 2001, Mrs. Gottlieb held Managing Director or Senior Manager positions in several investment banking institutions, including Investec Clali – Management & Underwriting Ltd. (from July 1997 to January 2001), Oscar Gruss (1996) Ltd. (from February 1996 to May 1997) and Leumi & Co. Investment Bankers Ltd. (from 1980 to 1991). From August 1991 to June 1994, Mrs. Gottlieb served as the Founding Managing Director of Maalot – The Israeli Securities Rating Company Ltd., Israel’s first credit rating agency. She currently serves as a board member of several Israeli public and private companies, including, Leumi Mortgage Bank Ltd., Albaad Ltd., Carasso Motors Ltd. and Reit 1 Ltd.  In the past she has also served as a director of, among others, El Al Israeli Airlines Ltd. and "Dan" the Company for Public Transport Ltd. Mrs. Gottlieb has a B.A. in international relations from the Hebrew University of Jerusalem and an M.A. in economics from Indiana University.

Mrs. Gottlieb has attested to the board of directors and the Company that she meets all the requirements in connection with the election of directors under the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that Tamar Gottlieb is hereby re-elected to serve as a director for a period commencing on the date of the Meeting and until the annual meeting of the shareholders of the Company to be held in the year 2015 and the due election of her successor”.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

Our board of directors recommends a vote “FOR” approval of the proposed re-election of Mrs. Tamar Gottlieb as a director of the Company.

PROPOSAL FOUR

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY FOR
THE YEAR ENDING DECEMBER 31, 2012 AND AUTHORIZATION OF THE BOARD OF
DIRECTORS TO FIX THE COMPENSATION OF SAID AUDITORS IN ACCORDANCE
WITH THE AMOUNT AND NATURE OF THEIR SERVICES, OR TO DELEGATE SUCH
POWER TO THE AUDIT COMMITTEE

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2004. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants for the fiscal year ending December 31, 2012.  Our Board of Directors has recommended and upon such recommendation, at the last Annual General Meeting, the Company's shareholders appointed the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2011. The Board of Directors believes that the appointment of Kost Forer Gabbay & Kasierer as the Company's independent registered public accounting firm to perform the audit of the Company's consolidated financial statements for the fiscal year ending December 31, 2012 is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, the Board of Directors will fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the Audit Committee of the Board of Directors.

In compliance with the Companies Law, our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company for the year ending December 31, 2012 and that the Board of Directors be authorized to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our Board of Directors recommends a vote "FOR" approval of the proposed appointment of Kost Forer Gabbay & Kasierer as the independent public auditors of the Company for the year ending December 31, 2012 and the authorization of the Board of Director's to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee.

PROPOSAL FIVE

REVIEW THE COMPANY'S ANNUAL REPORT AND FINANCIAL STATEMENTS FOR
THE YEAR ENDED DECEMBER 31, 2011, AND TO TRANSACT SUCH OTHER BUSINESS
AS MAY PROPERLY COME BEFORE THE MEETING.

The audited financial statements of the Company for the fiscal year ended December 31, 2011 were filed together with the Company’s Annual Report on Form 20-F, which was filed on March 22, 2012 with the Securities and Exchange Commission and is available at their website, www.sec.gov, at the Company’s website, http://www.perion.com and at the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.  The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This item will not involve a vote by the shareholders.

The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Where to Find More Information

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and the Israel Securities Authority’s website at www.magna.isa.gov.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.  Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 9TH 2012. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 9TH 2012, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters or the indication regarding a personal interest – or lack thereof- with respect to matters requiring such indication) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. If no specification is made, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented by the proxy will be voted in FAVOR of the proposals described in this proxy statement.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: August 9th 2012